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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                         Spelling Entertainment Group Inc.
                                (Name of Issuer)



                                 Common Stock
                         (Title of Class of Securities)



                                   847807104
                                 (CUSIP Number)

Thomas W. Hawkins                           Copy to:
Senior Vice President,                      Bryan D. Rosenberger
General Counsel and Secretary               Eckert Seamans Cherin & Mellott
200 South Andrews Avenue                    600 Grant Street, 42nd Floor
Fort Lauderdale, Florida  33301             Pittsburgh, Pennsylvania 15219
(305) 832-3000                              (412) 566-6000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 31, 1994
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


Check the following box if a fee is being paid with the statement.   / /
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                 This statement amends Items 2, 3, 4, 6 and 7 of the Schedule
13D of BEC, Holdings, SEGI and REPI dated March 7, 1993, as amended by Amendment No. 1 dated March 31, 1993, Amendment No. 2 dated June 25, 1993, Amendment No. 3 dated September 12, 1993, Amendment No. 4 dated September 17, 1993, Amendment No. 5 dated October 5, 1993 and Amendment No. 6 dated December 8, 1993 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.


ITEM 2.          IDENTITY AND BACKGROUND.

                 Item 2 of the Schedule 13D is amended as follows:

                 Filed as Schedule I to this statement is a supplement to
Schedule I to the Schedule 13D, which supplement is a list of recently appointed executive officers of the Reporting Persons containing the following information with respect to such persons: (i) name, (ii) business address and
(iii) present principal occupation or employment and the name and, if different from such person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed in Schedule I hereto is a United States citizen.

                 During the past five years, none of the persons named in
Schedule I hereto (based on information provided by such individuals) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 See Item 6 for information that may be required by this Item.


ITEM 4.          PURPOSE OF THE TRANSACTION.

                 See Item 6 for information that may be required by this Item.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 of the Schedule 13D is amended to reflect the following:

                 Effective January 31, 1994 the Company and certain of its subsidiaries entered into a Credit Agreement (the "Credit Agreement") with BEC pursuant to which BEC has agreed to advance to the Company and/or certain of its subsidiaries an aggregate of $175,000,000, consisting of revolving loans in an aggregate principal amount of $75,000,000
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(the "Revolving Loans") and a term loan in the amount of $100,000,000 (the
"Term Loan"). The Company and certain of its subsidiaries also entered into a Pledge and Security Agreement dated as of January 31, 1994 (the "Security Agreement") with BEC and a Copyright Mortgage and Assignment; Power of Attorney (the "Assignment") and a Guaranty (the "Guaranty"), each dated as of January 31, 1994 and each in favor of BEC. On December 22, 1993, the Company entered into a related Guaranty (the "Spelling Guaranty") in favor of Bank of America National Trust and Savings Association, as agent. Set forth below are descriptions of selected provisions of the Credit Agreement, the Security Agreement, the Assignment, the Guaranty and the Spelling Guaranty. Such descriptions are qualified in their entirety by reference to the copies of such agreements filed as exhibits hereto, which are incorporated herein by reference and are made a part hereof to the same extent as though set forth herein in full.

                 The proceeds of the Term Loan may be used only to pay all or a portion of the Cash Merger Consideration. The Term Loan will bear interest at a fixed rate of 6 5/8% and interest payments will be due semi-annually.
Amounts borrowed and repaid pursuant to the Term Loan may not be reborrowed.

                 The Revolving Loans will bear interest at the one, two or three month LIBOR rate (as selected by the Company) plus 1%. Amounts borrowed and repaid pursuant to the Revolving Loans may be reborrowed from time to time up to the amount of the Revolving Loans available under the Credit Agreement.

                 The Company may prepay the principal amount of the Term Loan and the Revolving Loans without premium or penalty. The Company currently has no plans or arrangements to refinance or repay amounts borrowed under the Credit Agreement. Outstanding amounts under the Credit Agreement, if any, become payable on March 31, 1997.

                 Pursuant to the Security Agreement and the Assignment, borrowings under the Credit Agreement are secured by all of the assets (tangible and intangible) of the Company and its subsidiaries. Pursuant to the Guaranty, the Company and certain of its subsidiaries will guarantee the amounts borrowed by Spelling under the Credit Agreement.

                 Pursuant to the Spelling Guaranty, the Company has agreed to guarantee the obligations of BEC under BEC's credit facility (the "BEC Credit Facility") up to the amount of the Company's borrowings under the Credit Agreement outstanding at the time enforcement of the Spelling Guaranty is sought.

                 The Credit Agreement includes customary provisions defining what constitutes default by the Company and its subsidiaries, including failure to pay any principal, interest or other amount due to BEC as such becomes due, failure to pay other indebtedness when due; judgments, attachments, dissolution, receivership, insolvency and bankruptcy. A default shall also occur under the Credit Agreement if (i) BEC and its affiliates cease to beneficially own and control a majority of the issued and outstanding voting stock of the Company or (ii) BEC fails to make any payment when due in respect of or should otherwise be in breach or default of (in each case, after giving effect to any applicable grace period) the BEC Credit Facility. In the latter case, BEC may not declare unpaid borrowings under the Credit Agreement to be immediately due and payable until such time, if ever, that indebtedness under the BEC Credit Facility has been accelerated.

                 If, prior to March 31, 1997, the BEC Credit Facility is terminated, repaid or restructured (other than due to acceleration of BEC's obligations thereunder) so as to result in an increased cost of funds to BEC, then the Credit Agreement requires BEC and the Company and its subsidiaries to negotiate in good faith for up to 120 days thereafter to reset the interest rates and fees applicable to the Revolving Loans in order to take into account BEC's increased cost of funds.
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ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         99.A      Agreement pursuant to Rule 13d-1(f)(1)(iii).

         99.B Credit Agreement dated as of January 31, 1994, by and among Spelling Entertainment Group Inc., certain subsidiaries of Spelling Entertainment Group Inc. and Blockbuster Entertainment Corporation.

         99.C Pledge and Security Agreement dated as of January 31, 1994, by and among Spelling Entertainment Group Inc., certain subsidiaries of Spelling Entertainment Group Inc. and Blockbuster Entertainment Corporation.

         99.D Copyright Mortgage and Assignment; Power of Attorney dated as of January 31, 1994, by Spelling Entertainment Group Inc. and certain subsidiaries of Spelling Entertainment Group Inc. in favor of Blockbuster Entertainment Corporation.

         99.E Guaranty dated as of January 31, 1994, by Spelling Entertainment Group, Inc. and certain subsidiaries of Spelling Entertainment Group Inc. in favor of Blockbuster Entertainment Corporation.

         99.F Guaranty dated as of December 22, 1993 by Spelling Entertainment Group Inc. in favor of Bank of America National Trust and Savings Association, as agent.
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SIGNATURES.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               BLOCKBUSTER ENTERTAINMENT
                                 CORPORATION


February 16, 1994              By:  /s/ Thomas W. Hawkins
- -------------------                 -------------------------------------------
         Date                       Thomas W. Hawkins
                                    Senior Vice President, General
                                    Counsel and Secretary


                               BLOCKBUSTER PICTURES HOLDING
                                 CORPORATION


February 16, 1994              By:  /s/ Thomas W. Hawkins
- -------------------                 -------------------------------------------
         Date                       Thomas W. Hawkins
                                    Senior Vice President, General
                                    Counsel and Secretary


                               SEGI HOLDING CO.


February 16, 1994              By:  /s/ Thomas W. Hawkins
- -------------------                 -------------------------------------------
         Date                       Thomas W. Hawkins
                                    Senior Vice President, General
                                    Counsel and Secretary



                               REPINVESCO, INC.


February 16, 1994              By:  /s/ Thomas W. Hawkins
- -------------------                 -------------------------------------------
         Date                       Thomas W. Hawkins
                                    Senior Vice President, General
                                    Counsel and Secretary
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                                   SCHEDULE I

                 The following is a list of recently appointed executive officers of Blockbuster Entertainment Corporation, Blockbuster Pictures Holding Corporation, Repinvesco, Inc. and SEGI Holding Co. The business address of each of the following executive officers and directors is 200 South Andrews Avenue, Fort Lauderdale, Florida 33301.


                               Executive Officers

Name and Principal Occupation                Other Offices Held
- -----------------------------                ------------------
H. Scott Barrett                             Senior Vice President of
Senior Vice President                        Management Information Services
of Management Information Services           of Blockbuster Pictures Holding
Blockbuster Entertainment Corporation        Corporation

Thomas W. Hawkins                            Senior Vice President, General
Senior Vice President, General               Counsel and Secretary of
Counsel and Secretary                        Blockbuster Pictures Holding
Blockbuster Entertainment Corporation        Corporation, Repinvesco, Inc. and
                                             SEGI Holding Co.
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                                 Exhibit Index


                                                                     Sequential
Description of Exhibit                                               Page Number
- ----------------------                                               -----------
99.A       Agreement pursuant to Rule 13d-1(f)(1)(iii).

99.B Credit Agreement dated as of January 31, 1994, by and among Spelling Entertainment Group Inc., certain subsidiaries of Spelling Entertainment
           Group Inc. and Blockbuster Entertainment Corporation.

99.C       Pledge and Security Agreement dated as of January 31,
           1994, by and among Spelling Entertainment Group Inc., certain subsidiaries of Spelling Entertainment Group Inc. and Blockbuster Entertainment Corporation.

99.D Copyright Mortgage and Assignment; Power of Attorney dated as of January 31, 1994, by Spelling Entertainment Group Inc. and certain subsidiaries of Spelling
           Entertainment Group Inc. in favor of Blockbuster
           Entertainment Corporation.

99.E       Guaranty dated as of January 31, 1994, by Spelling
           Entertainment Group, Inc. and certain subsidiaries of Spelling Entertainment Group Inc. in favor of Blockbuster Entertainment Corporation.

99.F       Guaranty dated as of December 22, 1993 by Spelling
           Entertainment Group Inc. in favor of Bank of America
           National Trust and Savings Association, as agent.